UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                      to                     .

Commission File No. 33-55629

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ANNTAYLOR, INC. SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

ANNTAYLOR STORES CORPORATION

(Exact name of registrant as specified in its charter)

7 Times Square, 15th Floor, New York, NY	10036
(Address of principal executive offices)	(Zip Code)

(212) 541-3300

(Registrant’s telephone number, including area code)

ANNTAYLOR, INC. SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

AnnTaylor, Inc. Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the AnnTaylor, Inc. Savings Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

New York, New York

June 24, 2005

ANNTAYLOR, INC. SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE

FOR BENEFITS, AS OF DECEMBER 31, 2004 AND 2003

	2004	2003
Investments at fair value:
Mutual funds	$28,582,147	$22,543,847
Money market funds	7,102,462	5,742,235
AnnTaylor Stores Corporation Common Stock Fund	2,063,276	2,150,757
Loans to participants	775,790	759,199

Total investments	38,523,675	31,196,038

Receivables:
Employer contributions	44,571	40,275
Employee contributions	218,481	176,916
Loans to participants	18,548	16,443

Total receivables	281,600	233,634

Liabilities:
Contributions refundable	(17,679)	—
Net assets available for benefits	$38,787,596	$31,429,672

See notes to financial statements.

ANNTAYLOR, INC. SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS FOR THE YEARS

ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
ADDITIONS TO NET ASSETS ATTRIBUTED TO INVESTMENT ACTIVITIES:

Interest and dividend income	$364,559	$127,463
Net appreciation in fair value of investments	1,312,857	5,477,131

Total additions attributed to investment activities	1,677,416	5,604,594

ADDITIONS TO NET ASSETS ATTRIBUTED TO CONTRIBUTION ACTIVITIES:

Employer contributions	1,286,100	1,168,445
Employee contributions	6,163,813	5,546,615
Rollover contributions	1,127,151	386,960

Total additions attributed to contribution activities	8,577,064	7,102,020

Loan repayments - interest	39,932	38,673
Total additions	10,294,412	12,745,287

DEDUCTIONS FROM NET ASSETS:

Benefits paid to participants	2,936,488	1,894,139

Total deductions	2,936,488	1,894,139

NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS	7,357,924	10,851,148

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	31,429,672	20,578,524

End of year	$38,787,596	$31,429,672

See notes to financial statements.

ANNTAYLOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

1.	PLAN DESCRIPTION

The following description of the AnnTaylor, Inc. Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document, which is available from the Plan administrator, for a more complete description of the Plan’s provisions.

General

The Plan is a contributory, defined contribution plan established by AnnTaylor, Inc. (the “Company”), a subsidiary of AnnTaylor Stores Corporation, as of July 1, 1989. All full-time employees of the Company who have completed thirty consecutive days of employment (consisting of at least 30 hours of service per week) and all part-time employees that have attained a 1,000 hour and one year service requirement with the Company or its subsidiaries and affiliates are eligible to make pre-tax and after-tax salary reduction contributions. Employees must complete one year of service to be eligible for Company matching contributions. The Administrative Committee of the Board of Directors of the Company controls and manages the operation and administration of the Plan. American Express Trust Company (the “Plan Trustee”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Historically, the Company has contributed to the Plan 50% of the participant’s pre-tax contributions, or after-tax contributions, or both, subject to an overall maximum Company matching contribution of 3% of the participant’s compensation.

Prior to July 1, 2002, participants (excluding “highly compensated employees” as defined by the Internal Revenue Service) could generally contribute up to 20% of their compensation in pre-tax and after-tax contributions. Beginning July 1, 2002, participants (excluding “highly compensated employees”) have been allowed to contribute up to 50% of their compensation in pre-tax and / or after-tax contributions, so long as the sum of the amount of pre-tax and after-tax contributions does not exceed 50% of the participant’s compensation. “Highly compensated employees” can defer no more than 5% of their compensation as pre-tax contributions and can defer no more than 2% of their compensation as after-tax contributions. A participant’s aggregate pre-tax contributions may not exceed $13,000 in 2004 and $12,000 in 2003, except that participants who have attained age 50 or will attain age 50 during the Plan year are eligible to make certain “catch up” contributions permitted by federal pension laws. Total employee contributions are subject to limitations imposed by the Internal Revenue Service. All employee contributions are remitted to the trustee and invested together with Company contributions.

Investments

Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers three Lifestyle Funds, 10 Core Funds, and an Ann Taylor common stock fund as investment options for participants.

Participant Accounts

Each participant’s account is credited with (a) the participant’s contributions, (b) the Company’s matching contributions, and (c) an allocable share of Plan earnings. Allocations of Plan earnings are based on participant account balances. Participants are entitled to the vested balance in their account.

ANNTAYLOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

1.	PLAN DESCRIPTION (continued)

Loans to Participants

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms range from one to five years. The loans are secured by 50% of the balance in the participant’s account and bear interest at a rate as determined by the Plan Trustee and authorized by the Plan’s Administrative Committee based on the prevailing Prime Rate at the time of the loan plus 1%.

Vesting

The Plan provides that participants have no vested interest in Company contributions or Plan earnings thereon credited to their accounts until they have two years of service, at which time they are 25% vested. Vesting increases by 25% per year up to 100% after five years of service. The Plan provides 100% vesting of a participant’s account balance upon their retirement on or after age 65, death or total disability.

Participants are fully vested at all times with respect to employee contributions and earnings thereon.

Contributions Refundable

The Plan is required to return contributions received during the plan year in excess of the IRC limits.

Payment of Benefits

Participants or their beneficiaries are entitled to receive their entire account balance, in accordance with the vesting provisions of the Plan, upon retirement on or after age 65, death, total disability or employment termination. All distributions are lump sum payments. Participants whose account balances are in excess of $5,000 may elect deferred payment.

Forfeitures

Forfeited nonvested contributions are used to reduce Company matching contributions. At December 31, 2004, forfeited nonvested accounts totaled $35,536. During the years ended December 31, 2004 and 2003, forfeitures of $89,649 and $63,713, respectively, were utilized to reduce Company contributions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed by the Plan are detailed below:

Basis of Accounting

The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value except for its investment contract, which is stated at contract value (see Note 4). Quoted market prices are used to value publicly traded investments, including mutual funds. Participant loans are valued at the outstanding loan balances. Interest on investments is recorded on an accrual basis as earned. Dividend income is recorded on ex-dividend dates. Security transactions are recorded as of the trade date.

ANNTAYLOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Payment of Benefits

Benefits paid to participants are recorded upon distribution.

Administrative Costs

Professional and administrative fees and other expenses of the Plan are paid by the Company. Personnel and facilities of the Company are used by the Plan for its accounting and other activities at no charge to the Plan. The Company, at any time, may elect to have all such expenses paid by the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3.	INVESTMENTS

The Plan Trustee invests all employee and Company contributions, as well as earnings thereon, pursuant to the terms of the Plan. The Plan Trustee has custody of all assets in the funds.

The following table presents investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2004	2003
Investments at fair value as determined by Quoted Market Prices, except as noted:
Mutual funds:
AIM Constellation Fund	$2,886,403	$2,425,767
AXP Blue Chip Advantage Fund (1)	—	3,842,805
AXP New Dimension Fund (1)	13,145,976	8,087,608
AET Horizon Long-Term Fund (1)	2,291,057	1,597,614
AET Equity Index II (1)	2,257,459	1,427,723
Templeton Foreign Fund	2,225,285	1,581,197
Money Market fund:
American Express Trust Income Fund II (1)(2)	7,030,492	5,672,477
AnnTaylor Stores Corporation Common Stock Fund (1)	2,063,276	2,150,757

(1)	Party-in-interest

(2)	Presented at contract value, which approximates fair value. See Note 4 for further discussion.

ANNTAYLOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

3.	INVESTMENTS (continued)

For 2004 and 2003 the Plan’s investments, including investments bought and sold, as well as held during each year, appreciated/(depreciated) in fair value as follows:

	2004	2003
American Express Trust Income Fund II	$202,919	$198,097
AXP Mutual Fund (Y)	68,924	159,337
AIM Constellation Fund	166,784	514,829
AXP Blue Chip Advantage Fund	24,342	759,184
AXP New Dimension Fund	230,902	1,498,705
GMO Value Fund (Class M)	24,195	17,452
Royce Low-Priced Stock Fund	55,689	62,413
Templeton Foreign Fund	283,089	333,216
AnnTaylor Stores Corporation Common Stock Fund	(403,543)	1,034,428
American Express Trust Equity Index Fund II	197,927	277,549
RS Emerging Growth Fund	228,311	329,167
PIMCO Total Return	(5,922)	(1,829)
American Express Trust Horizon Short-Term (25:75) Fund	14,851	12,179
American Express Trust Horizon Medium-Term (50:50) Fund	43,811	48,216
American Express Trust Horizon Long-Term (65:35) Fund	180,578	234,188

Net appreciation in fair value of investments	$1,312,857	$5,477,131

4.	INVESTMENT CONTRACT

During 2004 and 2003, participants had the option to invest in the American Express Trust Income Fund II. This fund invests in guaranteed investment contracts, bank investment contracts, and synthetic investment contracts. The investments in the Plan are fully benefit responsive. Plan assets invested in this fund are recorded at contract value which represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate was approximately 3.5% and 3.9% at December 31, 2004 and 2003, respectively. The average yield was approximately 3.5% during 2004 and and 3.3% during 2003. Generally, the fair value of Plan assets invested approximates contract value. The contract value was $7,030,492 and $5,672,477 as of December 31, 2004 and 2003, respectively.

5.	PRIORITIES UPON TERMINATION OF THE PLAN

The Company intends to continue the Plan indefinitely, but reserves the right under the Plan to discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions set forth in ERISA. In the event of termination, participants will become 100% vested in their accounts.

6.	INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company, by letter dated September 18, 2002, that the Plan and related trust were designed in accordance with applicable regulations of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter; however, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

ANNTAYLOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

7.	PARTY-IN-INTEREST TRANSACTIONS

During the years ended December 31, 2004 and 2003, there were transactions involving the investment of Plan assets in investment funds maintained by American Express Trust Company, the Plan Trustee, a party-in-interest as defined in section 3(14) of ERISA.

At December 31, 2004 and 2003, the Plan held 96,670 and 55,464 shares, respectively, of common stock of AnnTaylor Stores Corporation, the parent company of Ann Taylor, Inc., with a cost basis of $2,498,557 and $1,195,683 respectively.

ANNTAYLOR, INC. SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2004

Party-in- Interest (a)	(b) Identity of Party	(c) Description of Investment	(d) Cost	(e) Current Value
Yes	American Express Trust Income Fund II	285,514 shares	$6,566,401	$7,030,492
Yes	American Express Trust Money Market I	71,970 shares	71,970	71,970
Yes	AXP Mutual Fund (Y)	104,978 shares	1,190,033	1,024,587
No	AIM Constellation Fund	126,375 shares	2,565,120	2,886,403
Yes	AXP New Dimension Fund	542,550 shares	13,553,550	13,145,976
No	GMO Value Fund (Class M)	34,010 shares	301,282	335,682
No	Royce Low-Priced Stock Fund	63,954 shares	885,909	980,422
No	Templeton Foreign Fund	180,917 shares	1,750,832	2,225,285
Yes	AnnTaylor Stores Corporation Common Stock Fund	96,670 shares	2,498,557	2,063,276
No	RS Emerging Growth Fund	57,455 shares	1,440,951	1,859,252
Yes	American Express Trust Equity Index Fund II	64,399 shares	1,892,453	2,257,459
No	PIMCO Total Return	56,161 shares	607,822	600,658
Yes	American Express Trust Horizon Short-Term (25:75) Fund	15,826 shares	298,941	320,210
Yes	American Express Trust Horizon Medium-Term (50:50) Fund	26,258 shares	577,815	655,156
Yes	American Express Trust Horizon Long-Term (65:35) Fund	179,663 shares	1,942,023	2,291,057
Yes	Loans to Participants	313 loans bearing interest at rates between 5.00% and 10.50% and maturing between 2005 and 2010		775,790

			$36,143,659	$38,523,675

Employer Identification Number: 51-0297083

Plan Number: 001

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

AnnTaylor, Inc. Savings Plan

June 28, 2005	By:	/s/ James M. Smith
James M. Smith
Executive Vice President, Chief
Financial Officer and Treasurer,
AnnTaylor, Inc.

EXHIBIT INDEX

Exhibit No.

23	Consent of Deloitte & Touche LLP